QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,
(in thousands)	2008	2009	2010	2011	2012
Fixed Charges Computation
Interest expensed and capitalized(1)	$23,092	$33,961	$55,908	$106,557	$38,809
Amortized premiums, discounts, and capitalized expenses related to indebtedness	8,747	13,459	16,027	20,069	14,184
Reasonable approximation of interest within rental expense	3,180	3,377	3,670	3,323	3,106

Total Fixed Charges and Preferred Equity Dividends	$35,019	$50,797	$75,605	$129,949	$56,099

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(166,432)	$(491,730)	$(46,390)	$(138,093)	$(16,454)
Plus
Fixed charges	35,019	50,797	75,605	129,949	56,099
Minus
Interest capitalized	894	1,396	441	91	137

Total Earnings	$(132,307)	$(442,329)	$28,774	$(8,235)	$39,508

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	N/A *	N/A *	0.38	N/A *	0.70

*
Total earnings for these periods were less than zero dollars. The deficiency of earnings to fixed charges for the years ended September 30, 2008, 2009, and 2011 were $167.3 million, $493.1 million, and $138.2 million, respectively.

(1)
Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.

QuickLinks

  Exhibit 12